# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Spruce Biosciences, Inc., CIK 0001683553
CUSIP: 85209E208
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 611 Gateway Boulevard, Suite 740, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 10/07/2025
Amends the filing with accession number 0001193125-20-321482
Filed by CIK 0001783281
Persons authorized to receive notices and communications: HealthCap VIII, L.P., Represented by HealthCap Investments SA, 23 Avenue Villamont, Lausanne, Switzerland (V8), CH-1005, 4121 614 3500; Louis E. Rambo, Proskauer Rose LLP, 1001 Pennsylvania Ave. NW, Suite 600 S, Washington, District Of Columbia (DC), 20004-2533, (202) 416-6800

## Reporting persons
- HealthCap VIII, L.P. (CIK 0001783281): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 36,640; sole dispositive power 0; shared dispositive power 36,640; aggregate amount beneficially owned 36,640 (3.4% of the class)
- HealthCap VIII GP LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 36,640; sole dispositive power 0; shared dispositive power 36,640; aggregate amount beneficially owned 36,640 (3.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Spruce Biosciences, Inc.
Address of issuer's principal executive offices: 611 Gateway Boulevard, Suite 740, South San Francisco, California (CA), 94080

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) and 5(e) of the Schedule 13D are hereby amended and supplemented as follows:

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentages set forth in row 13 are based on 1,065,223 outstanding shares of Common Stock, comprising (i) 563,042 outstanding shares of Common Stock as of August 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed on August 14, 2025, and (ii) 502,181 shares of Common Stock issed by the Issuer in a private placement, as announced by the Issuer on October 8, 2025, and give effect to the issuance of 9,439 shares of Common Stock that would be issued upon the exercise of warrants held by the Reporting Persons.

The Fund directly holds 27,201 shares of Common Stock and warrants exercisable for 9,439 shares of Common Stock. The GP is the general partner of the Fund. The GP has delegated voting and dispositive power over the shares held by the Fund to HealthCap Investments S.A., a Swiss registered company ("HealthCap Investments"). Vanessa Malier and Thomas Ramdahl are each directors of the GP. Fabrice Bernhard is the General Manager of HealthCap Investments, and Dag Richter, Francois Kaiser and Daniel Schafer are each Directors of HealthCap Investments (together, the "Managers").
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.
Transactions in the class effected during the past sixty days: On October 7, 2025, the Fund sold 12,500 shares of Common Stock at a price of $205.99 per share.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On October 9, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

## Signatures
- HealthCap VIII, L.P.: /s/ Dag Richter, By: HealthCap VIII GP LLC, its general partner; By: HealthCap Investments SA, its investment manager; By: Dag Richter, Director (10/09/2025)
- HealthCap VIII, L.P.: /s/ Fabrice Bernhard, By: HealthCap VIII GP LLC, its general partner; By: HealthCap Investments SA, its investment manager; By: Fabrice Bernhard, General Manager (10/09/2025)
- HealthCap VIII GP LLC: /s/ Dag Richter, By: HealthCap Investments SA, its investment manager; By: Dag Richter, Director (10/09/2025)
- HealthCap VIII GP LLC: /s/ Fabrice Bernhard, By: HealthCap Investments SA, its investment manager; By: Fabrice Bernhard, General Manager (10/09/2025)